Exhibit 99.1

REGULATED INFORMATION

Information on the total number of voting rights and shares

Mont-Saint-Guibert (Belgium), July 27, 2023, 10:30 pm CET / 4:30 pm ET – In accordance with article  15 of the Law of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels and Nasdaq: NYXH) publishes the below information following the issue of new shares.

•	Share capital: EUR 4,924,151.05

•	Total number of securities carrying voting rights: 28,663,985 (all ordinary shares)

•	Total number of voting rights (= denominator): 28,663,985 (all relating to ordinary shares)

•	Number of rights to subscribe to securities carrying voting rights not yet issued:

o	20 “2016 ESOP Warrants” issued on November 3, 2016, entitling their holders to subscribe to a total number of 10,000 securities carrying voting rights (all ordinary shares);

o	100 “2018 ESOP Warrants” issued on December 12, 2018, entitling their holders to subscribe to a total number of 50,000 securities carrying voting rights (all ordinary shares);

o	410,500 “2020 ESOP Warrants” issued on February 21, 2020, entitling their holders to subscribe to a total number of 410,500 securities carrying voting rights (all ordinary shares); and

o	1,267,000 “2021 ESOP Warrants” issued on September 8, 2021, entitling their holders to subscribe to a total number of 1,267,000 securities carrying voting rights (all ordinary shares); and

o	700,000 “2022 ESOP Warrants” issued on December 28, 2022, entitling their holders to subscribe to a total number of 700,000 securities carrying voting rights (all ordinary shares).

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Contacts:

Nyxoah

David DeMartino, Chief Strategy Officer

david.demartino@nyxoah.com

+1 310 310 1313

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